UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Date of Report: July 23, 2009
Commission file number 1- 33867
TEEKAY TANKERS LTD.
(Exact name of Registrant as specified in its charter)
4th Floor
Belvedere Building
69 Pitts Bay Road
Hamilton, HM08 Bermuda
(Address of principal executive office)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes ☐	No ☑
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes ☐	No ☑
     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑
     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-

Item 1 — Information Contained in this Form 6-K Report
Attached as Exhibit I is a copy of an announcement of Teekay Tankers Ltd. dated July 23, 2009.
SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEEKAY TANKERS LTD.
Date: July 23, 2009	By:	/s/ Vincent Lok
Vincent Lok
Chief Financial Officer (Principal Financial and Accounting Officer)

TEEKAY TANKERS LTD. 4th Floor, Belvedere Building, 69 Pitts Bay Road Hamilton, HM 08, Bermuda
EARNINGS RELEASE
TEEKAY TANKERS LTD. REPORTS
FIRST QUARTER RESULTS
Highlights
▪	On May 29, 2009, paid cash dividend of $0.59 per share for the quarter ended March 31, 2009.

▪	Reported first quarter adjusted net income of $11.8 million, or $0.47 per share (excluding an unrealized gain of $2.4 million, or $0.10 per share, relating to the change in fair value of an interest rate swap agreement).

▪	Earned average TCE of $24,970 per day on the spot Aframax fleet and $43,979 per day on the spot Suezmax fleet during the quarter ended March 31, 2009.

▪	On June 24, 2009, acquired a Suezmax tanker, the Ashkini Spirit, from Teekay Corporation for $57.0 million.
Hamilton, Bermuda, July 23, 2009 — Teekay Tankers Ltd. (Teekay Tankers or the Company) today reported its first quarter results for 2009. During the quarter, the Company generated $17.7 million in cash available for distribution(1). On May 14, 2009, the Company declared a dividend of $0.59 per share for the first quarter of 2009, representing a total cash dividend of $14.75 million(2) which was paid on May 29, 2009.
Teekay Tankers’ policy is to pay a variable quarterly dividend equal to its Cash Available for Distribution, subject to any reserves its board of directors may from time to time determine are required. Since the Company’s initial public offering in December 2007, it has paid a dividend in five consecutive quarters, which now totals $3.98 per share on a cumulative basis.
On June 24, 2009, the Company acquired a 2003-built Suezmax tanker (the Ashkini Spirit) from Teekay Corporation (Teekay) for $57.0 million. To finance this acquisition, the Company issued 7.0 million Class A common shares (excluding the underwriters’ overallotment option), raising gross proceeds of $68.6 million. Proceeds in excess of the purchase price were used to repay a portion of debt outstanding under the Company’s revolving credit facility. In addition, as part of the acquisition of the Ashkini Spirit, the undrawn availability under the revolving credit facility immediately increased by a further $58.0 million. Any amounts drawn under this facility are not subject to any scheduled principal repayments until at least November 2012.
“The addition of the Ashkini Spirit to the Teekay Tankers fleet enhances our Suezmax profile while further improving the Company’s financial strength,” commented Bjorn Moller, Teekay Tankers Chief Executive Officer. “The vessel comes with $58 million of undrawn revolver capacity which, together with the excess proceeds from the equity offering, nearly doubles the Company’s available liquidity and reduces our financial leverage.”
Mr. Moller continued, “Following the purchase of our initial two Suezmax tankers in April 2008, which were financed entirely with debt, we believe it was prudent to finance the purchase of the Ashkini Spirit using equity to ensure our capital structure remains appropriately balanced. Despite a weakening spot tanker market from the record rates achieved in 2008, Teekay Tankers is well-positioned with strong liquidity and approximately 60 percent of its fleet presently on fixed-rate charters at levels well above current spot charter rates. As a result, Teekay Tankers is able to pay an attractive dividend even in today’s relatively weak tanker market and will benefit from a recovery in the global economy as our spot market exposure gradually increases from 2010 onwards.”

(1)	Cash Available for Distribution represents net (loss) income plus depreciation and amortization, unrealized losses from derivatives, non-cash items and any write-offs or other non-recurring items less unrealized gains from derivatives.

(2)	Please refer to Appendix A to this release for the calculation of the cash dividend amount.
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Estimated Second Quarter 2009 Dividend
The table below presents the estimated cash dividend per share for the quarter ending June 30, 2009 at various average rates earned by the Company’s spot tanker fleet and reflects the contribution from its existing fixed-rate time-charter contracts. These estimates are based on current assumptions and actual dividends may differ materially from those included in the following table:

Q2 2009 Estimated Dividend		Suezmax Spot Rate Assumption (TCE basis per day)
Per Share*		$10,000	$20,000	$30,000	$40,000	$50,000	$60,000

Aframax Spot Rate Assumption (TCE basis per day)	$10,000	$0.24	$0.27	$0.30	$0.34	$0.39	$0.43
	$15,000	$0.29	$0.32	$0.35	$0.40	$0.44	$0.48
	$20,000	$0.34	$0.37	$0.40	$0.45	$0.49	$0.53
	$25,000	$0.39	$0.42	$0.45	$0.50	$0.54	$0.58
	$30,000	$0.45	$0.48	$0.50	$0.55	$0.58	$0.63
	$35,000	$0.50	$0.53	$0.56	$0.59	$0.64	$0.68
	$40,000	$0.55	$0.58	$0.60	$0.65	$0.69	$0.73

*	Cash Available for Distribution represents net (loss) income plus depreciation and amortization, unrealized losses from derivatives, non-cash items and any write-offs or other non-recurring items less unrealized gains from derivatives. Estimated dividend per share is based on Cash Available for Distribution, less $0.9 million for principal payments related to one of the Company’s debt facilities and less $2 million reserve for estimated dry docking costs. Includes approximately $0.10 per share to reflect the estimated annual profit share from the Ganges Spirit and the effect of the 7 million Class A common share offering completed on June 24, 2009.
Tanker Market
Average spot rates for crude oil tankers have declined in the first half of 2009, primarily due to three main factors:
•	Global oil demand has contracted as a result of the economic downturn with the International Energy Agency (IEA) forecasting a decline of 2.5 million barrels per day (mb/d) in 2009;

•	OPEC has announced production cuts of 4.2 mb/d since September 2008, which has reduced the amount of oil available for transportation; and

•	The tanker fleet has grown at an above-average pace in the first half of 2009 with net growth of 18.2 million deadweight tonnes (mdwt), or 4.5 percent, since the start of the year.
Seasonal factors such as oil refinery maintenance and the onset of the North Sea oil field maintenance season have further affected crude oil tanker demand in the second quarter. The removal of up to 40 Very Large Crude Carriers (VLCCs) from the world tanker fleet for use as floating storage has helped tighten active fleet supply to some extent and was one of the reasons for the run-up in crude tanker rates during June 2009.
As of July 10, 2009 the IEA projected global oil demand to average 83.3 mb/d for 2009 which represents a 2.5 mb/d, or 2.9 percent, decline from 2008. The IEA projects that oil demand will recover in 2010 to 85.2 mb/d, an increase of 1.4 mb/d, or 1.7 percent, based on a recovery in the global economy.
The tanker orderbook for the remainder of 2009 and 2010 is larger than in previous years, which could lead to continued above-average fleet growth. However, delays at greenfield shipyards, an increase in order cancellations as a result of the global credit crunch and an acceleration of single-hull tanker removals ahead of the 2010 IMO phase-out target could moderate tanker fleet growth in the coming quarters.
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Financial Summary
The Company reported adjusted net income(1) of $11.8 million, or $0.47 per share, for the quarter ended March 31, 2009, compared to adjusted net income of $13.0 million, or $0.52 per share, for the quarter ended December 31, 2008. Adjusted net income excludes an unrealized gain of $2.4 million (or $0.10 per share) and an unrealized loss of $13.8 million (or $0.55 per share) relating to changes in the fair value of an interest rate swap for the three months ended March 31, 2009 and December 31, 2008, respectively, as detailed in the summary table below the footnotes to the Consolidated Statements of Income (Loss) included in this release. Including these items, the Company reported net income, on a GAAP basis, of $14.1 million, or $0.57 per share, for the quarter ended March 31, 2009, compared to a net loss, on a GAAP basis, of $0.8 million, or $0.03 per share, for the quarter ended December 31, 2008. Net voyage revenues(2) for the first quarter of 2009 decreased to $29.9 million from $32.0 million for the three months ended December 31, 2008.
Operating Results
The following table highlights the operating performance of the Company’s time-charter and spot vessels measured in net voyage revenue per revenue day, or time-charter equivalent (TCE) rates, before pool management fees and commissions:

	Three Months Ended
	March 31, 2009	December 31, 2008

Time-Charter Fleet
Aframax revenue days	521	472
Aframax TCE per revenue day	$31,962	$31,766
Suezmax revenue days	90	91
Suezmax TCE per revenue day*	$31,336	$31,516

Spot Fleet
Aframax revenue days	286	344
Aframax TCE per revenue day	$24,970	$33,971
Suezmax revenue days	90	73
Suezmax TCE per revenue day	$43,979	$46,497

Total Fleet
Aframax revenue days	807	816
Aframax TCE per revenue day	$29,486	$32,695
Suezmax revenue days	180	164
Suezmax TCE per revenue day	$37,658	$38,185

*	The Ganges Spirit is employed on a time-charter contract at a base rate of $30,500 per day with a profit sharing agreement whereby Teekay Tankers is entitled to the first $3,000 per day of the vessel’s earnings above the base rate and 50 percent of the earnings above $33,500 per day. The profit share amount is determined on an annual basis for the period from June 1 to May 31 in the second quarter of each year

(1)	Adjusted net income is a non-GAAP financial measure. Please refer to note (4) to the Consolidated Statements of Income (Loss) included in this release for a reconciliation of this non-GAAP measure to the most directly comparable financial measure under United States generally accepted accounting principles (GAAP) and information about specific items affecting net income which are typically excluded by securities analysts in their published estimates of the Company’s financial results.

(2)	Net voyage revenues represents voyage revenues less voyage expenses. Net voyage revenues is a non-GAAP financial measure used by certain investors to measure the financial performance of shipping companies. Please see the Company’s website at www.teekaytankers.com for a reconciliation of this non-GAAP financial measure.
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Teekay Tankers’ Fleet
The following table summarizes the Company’s fleet as of July 1, 2009:

	Aframax	Suezmax	Number of
	Fleet	Fleet	Owned Vessels
Time-Charter Vessels	6	1	7

Spot Vessels	3	2	5

Total	9	3	12

On June 24, 2009, the Company acquired the 2003-built Suezmax tanker, the Ashkini Spirit, from Teekay for $57.0 million. This vessel currently trades in the spot market as part of the Teekay-managed Gemini Suezmax Pool. Proforma for the acquisition of this vessel, 56 percent and 41 percent of the aggregate ship days for the Company’s fleet for the second half of 2009 and fiscal 2010, respectively, are on fixed-rate charters.
Teekay Tankers has an option to purchase from Teekay one additional existing Suezmax tanker prior to June 19, 2010. The Company also anticipates additional opportunities to expand its fleet through acquisitions of tankers from third parties and from time to time additional tankers offered from Teekay. This may include crude oil and product tankers.
Liquidity
As of March 31, 2009, the Company had total liquidity of $78.1 million which consisted of $22.4 million of cash and $55.7 million in an undrawn revolving credit facility. This excludes the net proceeds from the 7.0 million Class A common share offering completed on June 24, 2009 (in excess of the purchase price of the Ashkini Spirit) and $58.0 million of additional liquidity transferred to Teekay Tankers upon acquisition of the Ashkini Spirit.
About Teekay Tankers
Teekay Tankers Ltd. was formed in December 2007 by Teekay Corporation (NYSE: TK) as part of its strategy to expand its conventional oil tanker business. Teekay Tankers currently owns a fleet of nine double-hull Aframax tankers and three double-hull Suezmax tankers, which an affiliate of Teekay Corporation manages through a mix of short- or medium-term fixed-rate time-charter contracts and spot tanker market trading. Teekay Tankers intends to distribute on a quarterly basis all of its cash available for distribution, subject to any reserves established by its board of directors.
Teekay Tankers’ common stock trades on the New York Stock Exchange under the symbol “TNK”.
For Investor Relations enquiries contact:
Kent Alekson
Tel: +1 (604) 844-6654
For Media enquiries contact:
Alana Duffy
Tel: +1 (604) 844-6605
Web site: www.teekaytankers.com
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TEEKAY TANKERS LTD.
SUMMARY CONSOLIDATED STATEMENTS OF INCOME (LOSS)
(in thousands of U.S. dollars, except share data)

		Three Months Ended
	March 31,	December 31,	March 31,
	2009	2008	2008 (1)
	(unaudited)	(unaudited)	(unaudited)
VOYAGE REVENUES	30,504	32,852	33,492

OPERATING EXPENSES
Voyage expenses	580	855	107
Vessel operating expenses	7,678	9,004	6,705
Depreciation and amortization	5,955	5,917	5,644
General and administrative (2)	1,418	705	1,901

	15,631	16,481	14,357

Income from vessel operations	14,873	16,371	19,135

OTHER ITEMS
Interest expense	(1,740)	(2,883)	(4,138)
Interest income	22	117	65
Realized and unrealized gain (loss) on interest rate swap (3)	944	(14,517)	(4,562)
Other (expense) income — net	34	65	(6)

	(740)	(17,218)	(8,641)

Net income (loss)	14,133	(847)	10,494

Earnings (loss) per share — Basic and diluted	$0.57	($0.03)	$0.39
Weighted-average number of Class A common shares outstanding — Basic and diluted	12,500,000	12,500,000	12,500,000
Weighted-average number of Class B common shares outstanding — Basic and diluted	12,500,000	12,500,000	12,500,000
Weighted-average number of total common shares outstanding — Basic and diluted	25,000,000	25,000,000	25,000,000

(1)	Results for two Suezmax tankers, the Ganges Spirit and the Narmada Spirit, for the period prior to their acquisition by the Company on April 7, 2008 when they were owned and operating under Teekay Corporation, are referred to as the Dropdown Predecessor. Earnings per share is determined by dividing net income, after deducting the amount of net income attributable to the Dropdown Predecessor, by the weighted average number of shares outstanding during the applicable period. Dropdown Predecessor amounts included in the financial results are summarized for the respective periods in note (4) below.

(2)	General and administrative expense for the three months ended December 31, 2008 includes a $0.7 million reversal of previously accrued amounts relating incentive compensation and a performance fee for a subsidiary of Teekay Corporation that manages the Company’s fleet.

(3)	Includes realized losses of $1.4 million, $0.7 million, and $0.2 million, for the three months ended March 31, 2009, December 31, 2008 and March 31, 2008, respectively.

(4)	The following table provides a reconciliation of adjusted net income, a non-GAAP measure, to reported GAAP-based net income (loss) for the respective periods, adjusting for specific items affecting net income (loss) which are typically excluded by securities analysts in their published estimates of the Company’s financial results:

	Three Months Ended
	March 31,	December 31,	March 31,
	2009	2008	2008
Net income (loss) as reported	14,133	(847)	10,494
Net income attributable to the Dropdown Predecessor	—	—	(812)
Unrealized (gain) loss on interest rate swap	(2,382)	13,811	4,356

Adjusted net income	11,751	12,964	14,038
Adjusted earnings per share	$0.47	$0.52	$0.56
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TEEKAY TANKERS LTD.
SUMMARY CONSOLIDATED BALANCE SHEETS
(in thousands of U.S. dollars)

	As at	As at
	March 31,	December 31,
	2009	2008
	(unaudited)	(audited)
ASSETS
Cash	22,412	26,698
Pool receivable from related parties	5,870	8,365
Other current assets	3,370	3,667
Due from affiliates	4,433	9,995
Vessels and equipment	428,721	433,978
Other non-current assets	3,367	3,437
Goodwill	4,670	4,670

Total assets	472,843	490,810

LIABILITIES AND STOCKHOLDERS’ EQUITY
Accounts payable and accrued liabilities	8,766	8,691
Current portion of long-term debt	3,600	3,600
Current portion of derivative instruments	3,352	2,716
Other current liabilities	5,011	5,085
Due to affiliates	1,388	2,305
Long-term debt	314,328	325,228
Other long-term liabilities	17,791	20,879
Stockholders’ equity	118,607	122,306

Total liabilities and stockholders’ equity	472,843	490,810

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TEEKAY TANKERS LTD.
SUMMARY CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands of U.S. dollars)

	Three Months Ended
	March 31,
	2009	2008
	(unaudited)	(unaudited)
Cash and cash equivalents provided by (used for)
OPERATING ACTIVITIES

Net operating cash flow	25,847	17,596

FINANCING ACTIVITIES
Repayments of long-term debt	(10,900)	(900)
Proceeds from long-term debt of Dropdown Predecessor	—	44,027
Prepayment of long-term debt of Dropdown Predecessor	—	(46,126)
Debt issuance costs	—	(259)
Net advances to affiliates	(535)	(9,207)
Contributed capital		8,395
Cash dividends paid	(18,000)	(2,875)
Share issuance costs	—	(892)

Net financing cash flow	(29,435)	(7,837)

INVESTING ACTIVITIES
Expenditures for vessels and equipment	(698)	(121)

Net investing cash flow	(698)	(121)

(Decrease) increase in cash and cash equivalents	(4,286)	9,638
Cash and cash equivalents, beginning of the period	26,698	34,839

Cash and cash equivalents, end of the period	22,412	44,477

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TEEKAY TANKERS LTD.
APPENDIX A — CASH DIVIDEND CALCULATION
(in thousands of U.S. dollars)
Cash Available for Distribution
The Company has adopted a dividend policy to pay a variable quarterly dividend equal to its Cash Available for Distribution, subject to any reserves its board of directors may from time to time determine are required for the prudent conduct of its business. Cash Available for Distribution represents net income plus depreciation and amortization, unrealized losses from derivatives, non-cash items and any write-offs or other non-recurring items, less unrealized gains from derivatives.

Three Months Ended
March 31, 2009
(unaudited)

Net income	14,133
Add:
Depreciation and amortization	5,955
Less:
Unrealized gain from interest rate swap	(2,382)
Amortization of debt issuance costs and other	(43)

Cash Available for Distribution	17,663

Less:
Reserve for scheduled drydockings	(2,000)
Reserve for debt principal repayment	(900)

Cash dividend	14,763

Weighted-average number of total common shares outstanding	25,000,000

Cash dividend per share (rounded)	$0.59

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FORWARD LOOKING STATEMENTS
This release contains forward-looking statements (as defined in Section 21E of the Securities Exchange Act of 1934, as amended) which reflect management’s current views with respect to certain future events and performance, including statements regarding: the Company’s future growth prospects; tanker market fundamentals, including the balance of supply and demand in the tanker market, and spot tanker charter rates; the estimated dividends per share for the quarter ending June 30, 2009 based on various spot tanker rates; the amount and timing of cash flow accretion related to the acquired Suezmax tanker, the Ashkini Spirit; the Company’s mix of spot market and time-charter trading; the Company’s ability to generate surplus cash flow and pay dividends; and the potential for Teekay Tankers to acquire additional vessels from third parties or Teekay Corporation, including an existing Suezmax tanker which the Company has the option to acquire prior to June 19, 2010. The following factors are among those that could cause actual results to differ materially from the forward-looking statements, which involve risks and uncertainties, and that should be considered in evaluating any such statement: changes in the production of or demand for oil; changes in trading patterns significantly affecting overall vessel tonnage requirements; changes in applicable industry laws and regulations and the timing of implementation of new laws and regulations; the potential for early termination of short- or medium-term contracts and inability of the Company to renew or replace short- or medium-term contracts; changes in interest rates and the capital markets; increases in the Company’s expenses, including any unscheduled drydocking expenses; the Company’s ability to raise financing to purchase additional vessels; the ability of Teekay Tankers’ board of directors to establish cash reserves for the prudent conduct of Teekay Tankers’ business or otherwise; and other factors discussed in Teekay Tankers’ filings from time to time with the United States Securities and Exchange Commission, including its Report on Form 20-F for the fiscal year ended December 31, 2008. The Company expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company’s expectations with respect thereto or any change in events, conditions or circumstances on which any such statement is based.
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